UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Index

1. Summary of the 2025 Third Quarter Business Report

2. Exhibit 99.1 KB Financial Group Review Report for the Third Quarter of 2025 (Consolidated)

3. Exhibit 99.2 KB Financial Group Review Report for the Third Quarter of 2025 (Separate)

1.	Introduction to the Company

1.1.	Business Purpose

1.2.	History

1.3.	Overview of the Business Group

1.4.	Capital Structure

1.5.	Dividends

1.6.	Amendments to the Articles of Incorporation

2.	Business

2.1.	Results of Operations

2.2.	Sources and Uses of Funds

2.3.	Other Information to Consider in Making an Investment Decision

3.	Financial Information

3.1.	Consolidated Financial Information

3.2.	Separate Financial Information

3.3.	Other Selected Financial Data

3.4.	Other Financial Information

4.	Independent Public Accountants

4.1.	Audit/ Review Services

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

4.3.	Change in Auditor

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

5.2.	Audit Committee

5.3.	Compensation to Directors

5.4.	Top 5 Highest-Paid Individuals

5.5.	Stock-based Compensation

5.6.	Affiliated Companies

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

6.2.	Non-standing Directors

6.3.	Non-executive Directors

6.4.	Senior Management

6.5.	Employees

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

7.2.	Changes in the Largest Shareholder

7.3.	Employee Stock Ownership Association

7.4.	Investments in Affiliated Companies

7.5.	Related Party Transactions

8.	Internal Controls

Summary of 2025 Third Quarter Business Report

On November 14, 2025, KB Financial Group Inc. (“KB Financial Group,” the “Company” or the “Group”) filed its business report for the third quarter of 2025 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us,” the “Company” or the “Group” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1. Introduction to the Company

1.1. Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2. History

[Not required to be disclosed in quarterly reports]

1.3. Overview of the Business Group

[Not required to be disclosed in quarterly reports]

1.4. Capital Structure

1.4.1. Common Shares

Changes in Capital

(As of September 30, 2025)					(Unit: Won, shares)
Date	Type	Number of Shares Issued or Cancelled	Par Value	Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	% increase in number of common shares: 8.41865%
October 19, 2016	Common Stock	31,759,844	5,000	35,474	% increase in number of common shares: 8.22045%
December 12, 2019	Common Stock	2,303,617	5,000	—	Share Cancellation(1)
February 14, 2022	Common Stock	3,455,426	5,000	—	Share Cancellation(1)
August 1, 2022	Common Stock	3,455,426	5,000	—	Share Cancellation(1)
April 4, 2023	Common Stock	5,385,996	5,000	—	Share Cancellation(1)
August 14, 2024	Common Stock	9,982,649	5,000	—	Share Cancellation(1)
May 15, 2025	Common Stock	12,066,320	5,000	—	Share Cancellation(1)

Note:

(1) The cancelled shares constituted treasury shares acquired pursuant to a resolution of the board of directors of the Company within the limits of profit available for dividend payment, and as such, there was no change in paid-in capital.

Number of Shares

[Not required to be disclosed in quarterly reports]

1.4.2. Voting Rights

(As of September 30, 2025)			(Unit: shares)
Items		Number of Shares	Notes
Total number of issued shares	Common shares	381,462,103	—
	Preferred shares	—	—
Shares without voting rights	Common shares	19,310,128	Treasury shares
	Preferred shares	—	—
Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	—	—	—
Shares for which voting rights are restricted under relevant laws and regulations	—	—	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	362,151,975	—
	Preferred shares	—	—

Notes:

(1) On April 24, 2025, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares and accordingly, the Company acquired 3,047,395 treasury shares from April 28, 2025 to June 30, 2025 and such acquired treasury shares are scheduled to be cancelled on January 15, 2026. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on June 30, 2025

(2) On July 24, 2025, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares and accordingly, the Company has begun acquiring treasury shares from July 25, 2025 and such acquired treasury shares are scheduled to be cancelled upon completion of the acquisition. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on July  24, 2025

1.5. Dividends

On October 24, 2024, KB Financial Group disclosed a detailed plan to enhance corporate value titled “KB Financial Group’s Sustainable Value-up Plan,” which includes information on shareholder returns and dividends. The key details of the plan are as outlined below (the full version of the plan can be accessed on KB Financial Group’s website at www.kbfg.com).

The Company’s goal is to maintain a target ROE of 10% or above, as it strives to improve profitability by enhancing its RoRWA, thereby strengthening its intrinsic corporate value.

The Company also seeks to maintain a target CET1 ratio of 13% or above. It aims to carefully manage its RWA growth rate by taking capital efficiency and profitability into consideration with the goal of maintaining a CET1 ratio in the range of mid-13% throughout the year.

The Company plans to execute its shareholder return policy in two phases. In the first phase, it will aim to utilize the capital in such amount that is equivalent to the amount exceeding 13% of its CET1 ratio as of the end of the previous year for the payment of shareholder returns in the following year. These returns will be supported through quarterly cash dividends (equitably distributed on a total annual basis) and through share buybacks and cancellations. In the second phase, the Company will aim to utilize the capital in such amount that is equivalent to the amount exceeding 13.5% of its CET1 ratio in the second half of the year to pay for additional shareholder returns. These returns, which will be made based on profits accumulated throughout the year, will be executed through share buybacks and cancellations.

These goals and expectations are subject to adjustments based on economic uncertainties, regulatory considerations, capital ratio projections, and the Company’s strategic objectives, including potential inorganic growth opportunities.

KB Financial Group’s progress report on its Sustainable Value-up Plan is available on its website (www.kbfg.com).

The below table shows the key indicators relating to our dividends for the periods indicated:

		(Unit: in millions of Won, except per share amounts and percentages)
Items		January 1, 2025 to September 30, 2025(1)	January 1, 2024 to December 31, 2024(2)	January 1, 2023 to December 31, 2023(3)
Par value per share (Won)		5,000	5,000	5,000
(Consolidated) Net income		5,121,733	5,078,221	4,594,835
(Consolidated) Earnings per share (Won)		13,812	12,880	11,483
Total cash dividends		1,004,722	1,198,257	1,173,937
Total stock dividends		—	—	—
(Consolidated) Cash dividend payout ratio (%)		19.6	23.6	25.3
Cash dividend yield (%)	Common shares	2.4	3.5	4.9
	—	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	—	—	—	—
Cash dividend per share (Won)	Common shares	2,762	3,174	3,060
	—	—	—
Stock dividend per share	Common shares	—	—
	—	—	—

Notes:

(1) Includes a quarterly dividend amount of Won 334,339 million (Won 912 per common share) in the first quarter of fiscal year 2025, a quarterly dividend amount of Won 334,652 million (Won 920 per common share) in the second quarter of fiscal year 2025, and an expected quarterly dividend amount of Won 335,732 million (Won 930 per common share) in the third quarter of fiscal year 2025

(2) Includes a quarterly dividend amount of Won 300,087 million (Won 784 per common share) in the first quarter of fiscal year 2024, a quarterly dividend amount of Won 299,999 million (Won 791 per common share) in the second quarter of fiscal year 2024, a quarterly dividend amount of Won 299,886 million (Won 795 per common share) in the third quarter of fiscal year 2024, and an annual dividend amount of Won 298,285 million (Won 804 per common share) for fiscal year 2024.

(3) Includes a quarterly dividend amount of Won 195,967 million (Won 510 per common share) in the first quarter of fiscal year 2023, a quarterly dividend amount of Won 195,967 million (Won 510 per common share) in the second quarter of fiscal year 2023, a quarterly dividend amount of Won 194,998 million (Won 510 per common share) in the third quarter of fiscal year 2023, and an annual dividend amount of Won 587,006 million (Won 1,530 per common share) for fiscal year 2023.

1.6. Amendments to the Articles of Incorporation

[Not required to be disclosed in quarterly reports]

2. Business

2.1. Results of Operations

			(Unit: in millions of Won)
	For the nine months ended September 30, 2025	For the nine months ended September 30, 2024	For the year ended December 31, 2024	For the year ended December 31, 2023
Net interest income	9,704,873	9,583,783	12,826,714	12,180,860
Interest income	21,934,543	22,862,563	30,491,385	29,142,024
Interest expense	(12,229,670)	(13,278,780)	(17,664,671)	(16,961,164)
Net fee and commission income	2,952,381	2,852,432	3,849,627	3,673,524
Fee and commission income	4,196,022	4,069,582	5,481,843	5,368,074
Fee and commission expense	(1,243,641)	(1,217,150)	(1,632,216)	(1,694,550)
Insurance service result	1,173,082	1,394,290	1,649,761	1,446,852
Insurance income	9,287,755	8,490,605	11,456,191	11,005,471
Insurance expense	(8,114,673)	(7,096,315)	(9,806,430)	(9,558,619)
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	2,562,975	1,472,733	1,012,081	2,163,065
Other insurance finance income (expense)	(692,717)	(353,183)	(437,001)	(572,476)
Net other operating expenses	(2,256,681)	(1,584,287)	(1,873,011)	(2,712,989)
General and administrative expenses	(5,007,724)	(4,872,926)	(6,938,624)	(6,647,406)
Operating profit before provision for credit losses	8,436,189	8,492,842	10,089,547	9,531,430
Provision for credit losses	(1,675,200)	(1,479,143)	(2,044,286)	(3,146,409)
Net operating profit	6,760,989	7,013,699	8,045,261	6,385,021

Notes:	(1)	Based on K-IFRS (on a consolidated basis).

	(2)	KB Financial Group’s results of operations for the nine months ended September 30, 2024 and the year ended December 31, 2023 above have been adjusted retroactively to reflect the Financial Supervisory Service’s responses to certain accounting inquiries regarding the application of K-IFRS 1117 (Insurance Contracts).

2.2.	Sources and Uses of Funds

2.2.1.	Sources of Funds

								(Unit: in millions of Won)
		For the nine months ended September 30, 2025			For the year ended December 31, 2024			For the year ended December 31, 2023
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	373,333,870	2.13	48.67	359,346,604	2.45	48.87	337,478,959	2.53	48.52
	Certificate of deposit	10,279,639	3.06	1.34	11,148,293	3.84	1.52	10,417,992	4.07	1.50
	Borrowings	35,226,681	2.77	4.59	32,774,664	3.47	4.46	32,807,456	3.38	4.72
	Call money	1,981,864	2.69	0.26	1,747,858	3.43	0.24	1,384,033	3.52	0.20
	Debentures	60,691,828	3.57	7.91	58,497,966	3.67	7.96	56,245,329	3.34	8.09
	Others	27,629,309	3.35	3.60	24,034,767	4.09	3.26	21,767,083	4.49	3.13

Subtotal		509,143,191	2.43	66.37	487,550,152	2.78	66.31	460,100,852	2.82	66.16

Foreign Currency	Deposits	40,253,263	3.43	5.25	37,798,747	4.12	5.14	35,675,306	3.97	5.13
	Borrowings	17,899,777	3.84	2.33	18,638,964	4.60	2.54	21,094,988	4.3	3.03
	Call money	2,045,600	4.57	0.27	1,796,999	5.16	0.24	1,348,423	4.76	0.19
	Debentures	15,216,146	3.09	1.98	14,573,073	3.29	1.98	12,884,157	3.31	1.85
	Others	1,578,468	3.98	0.20	1,166,042	4.38	0.16	1,067,253	3.51	0.15

Subtotal		76,993,254	3.50	10.03	73,973,825	4.11	10.06	72,070,127	3.96	10.35

Others	Total shareholders’ equity	60,191,017	—	7.85	59,062,845	—	8.03	56,740,649	—	8.16
	Allowances	974,966	—	0.13	1,530,852	—	0.21	1,055,315	—	0.15
	Others	119,827,858	—	15.62	113,145,013	—	15.39	105,610,633	—	15.18

Subtotal		180,993,841	—	23.60	173,738,710	—	23.63	163,406,597	—	23.49

Total		767,130,286	—	100.00	735,262,687	—	100.00	695,577,576	—	100.00

Notes:	(1)	Based on K-IFRS (on a consolidated basis).

	(2)	The figures for the year ended December 31, 2023 above have been restated retrospectively to reflect the application of K-IFRS 1117(Insurance Contracts).

2.2.2.	Uses of Funds

								(Unit: in millions of Won)
		For the nine months ended September 30, 2025			For the year ended December 31, 2024			For the year ended December 31, 2023
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Due from banks	15,524,214	0.68	2.02	15,397,433	0.83	2.09	14,595,696	1.04	2.10
	Securities	189,044,128	2.99	24.64	180,330,525	3.22	24.53	166,163,329	3.27	23.89
	Loans	408,174,097	4.26	53.21	390,097,807	4.67	53.06	369,004,854	4.82	53.05
	Guarantee payments under payment guarantee	8,668	1.83	—	5,835	0.99	—	5,114	0.81	—
	Call loan	154,256	2.79	0.02	264,716	3.56	0.04	286,735	3.62	0.04
	Private placement corporate bonds	1,382,834	5.02	0.18	1,127,090	5.79	0.15	1,161,338	3.08	0.17
	Credit cards	23,260,714	7.91	3.03	23,320,536	8.12	3.17	22,738,818	7.95	3.27
	Others	4,519,341	15.80	0.60	3,829,387	17.76	0.53	3,235,831	18.40	0.47
	Allowance	(4,270,033)	—	(0.56)	(4,193,334)	—	(0.57)	(3,559,486)	—	(0.51)

Subtotal		637,798,219	4.04	83.14	610,179,995	4.39	83.00	573,632,229	4.51	82.48

Foreign Currency	Due from banks	10,459,342	2.51	1.36	9,494,397	2.92	1.29	8,868,559	2.39	1.27
	Securities	24,823,896	5.59	3.24	23,085,246	5.60	3.14	22,373,470	4.81	3.22
	Loans	37,415,064	7.03	4.88	37,007,504	7.60	5.03	36,723,273	7.48	5.28
	Call loan	6,693,255	4.39	0.87	6,018,342	5.33	0.82	6,393,291	5.19	0.92
	Bills bought	1,724,086	4.87	0.22	1,979,563	5.52	0.27	2,047,390	5.58	0.29
	Allowance	(1,654,350)	—	(0.22)	(1,515,396)	—	(0.21)	(1,319,579)	—	(0.19)
	Others	2,494,151	—	0.33	2,346,259	—	0.32	2,742,464	—	0.39

Subtotal		81,955,444	5.78	10.68	78,415,915	6.23	10.66	77,828,868	5.84	11.18

Others	Cash	1,453,817	—	0.19	1,576,791	—	0.21	1,681,170	—	0.24
	Fixed assets held for business	9,140,925	—	1.19	9,391,370	—	1.28	8,788,637	—	1.26
	Others	36,781,881	—	4.80	35,698,616	—	4.85	33,646,672	—	4.84

Subtotal		47,376,623	—	6.18	46,666,777	—	6.34	44,116,479	—	6.34

Total		767,130,286	—	100.00	735,262,687	—	100.00	695,577,576	—	100.00

Notes:	(1)	Based on K-IFRS (on a consolidated basis).

	(2)	The figures for the year ended December 31, 2023 above have been restated retrospectively to reflect the application of K-IFRS 1117(Insurance Contracts).

2.3.	Other Information to Consider in Making an Investment Decision

2.3.1.	Capital Adequacy

KB Financial Group		(Unit: in billions of Won, except percentages)

	As of September 30, 2025	As of December 31, 2024	As of December 31, 2023
Total capital (A)	58,281	56,849	53,744
Risk-weighted assets (B)	358,023	345,981	321,319
BIS ratio (A/B)	16.28%	16.43%	16.73%

Notes:	(1)	Calculated in accordance with Basel III.
	(2)	The figures as of September 30, 2025 are preliminary.

Kookmin Bank		(Unit: in billions of Won, except percentages)

	As of September 30, 2025	As of December 31, 2024	As of December 31, 2023
Total capital (A)	43,248	40,574	39,040
Risk-weighted assets (B)	241,241	234,436	215,962
BIS ratio (A/B)	17.93%	17.31%	18.08%

Notes:	(1)	Calculated in accordance with Basel III.
	(2)	The figures as of September 30, 2025 are preliminary.

KB Securities Co., Ltd.		(Unit: in billions of Won, except percentages)

	As of September 30, 2025	As of December 31, 2024	As of December 31, 2023
Net operating capital (A)	5,671	5,397	5,058
Total amount at risk (B)	3,075	3,176	2,934
Maintenance equity margin (C)	136	134	134
Net capital ratio (A-B)/(C)	1,913.91%	1,654.45%	1,582.09%
Capital surplus (A-B)	2,596	2,221	2,124

KB Insurance Co., Ltd.		(Unit: in billions of Won, except percentages)

	As of September 30, 2025(1)	As of December 31, 2024	As of December 31, 2023
Available capital (A)	12,369	11,319	11,669
Required capital (B)	6,449	6,072	5,404
Capital adequacy ratio (A/B)(2)	191.79%	186.42%	215.94%

Notes:	(1)	The figures as of September 30, 2025 are preliminary and will be revised to finalized figures in KB Insurance’s quarterly report by the end of November 2025.
	(2)	The capital adequacy ratio has been calculated based on the K-ICS method since 2023.

2.3.2. Overseas Credit Ratings

[Not required to be disclosed in quarterly reports]

2.3.3. Domestic Credit Ratings

[Not required to be disclosed in quarterly reports]

2.3.4.	Early Retirement Program

To enhance productivity by improving its labor structure, Kookmin Bank implemented a voluntary early retirement program following negotiations with its labor union.

Subsidiary	Date of Retirement	Number of Retired Persons
Kookmin Bank	January 28, 2019	615
	January 20, 2020	462
	January 30, 2021	800
	January 21, 2022	674
	January 18, 2023	713
	January 19, 2024	674
	January 18, 2025	647

2.3.5.	Other Factors Affecting the Group’s Financial Condition and Results of Operations

The economic outlook for Korea and its financial services sector in the remainder of 2025 and for the foreseeable future remains highly uncertain as a result of, among others, (i) volatile conditions in the Korean and global economies and financial markets resulting from interest and exchange rate fluctuations, high levels of inflation as a result of increased tariffs, lower consumer confidence, stock market and real estate market volatility, rising loan delinquency rates in Korea and changes in fiscal and monetary policies, and (ii) adverse conditions in the Korean and global economies and financial markets resulting from geopolitical uncertainties, including as a result of the imposition of significant tariffs by the United States on its trading partners and other escalations in trade protectionism globally and changes in the global policies of the United States, among others

3.	Financial Information

3.1.	Consolidated Financial Information

3.1.1.	Consolidated Statements of Financial Position

		(Unit: in millions of Won)
	As of September 30, 2025	As of December 31, 2024
Cash and due from financial institutions	25,270,758	29,869,111
Financial assets at fair value through profit or loss	92,901,015	79,450,093
Derivative financial assets	7,104,334	11,730,767
Loans measured at amortized cost	486,519,741	472,071,840
Financial investments	132,056,076	131,009,464
Investments in associates and joint ventures	1,126,828	947,390
Insurance assets	362,133	276,191
Reinsurance assets	1,604,303	1,497,147
Property and equipment	5,136,837	5,390,015
Investment property	2,882,692	3,759,176
Intangible assets	1,783,831	1,966,684
Net defined benefit assets	284,531	258,500
Current income tax assets	367,390	339,855
Deferred income tax assets	195,123	278,824
Assets held for sale	251,937	136,838
Other assets	38,215,673	18,863,637
Total assets	796,063,202	757,845,532
Financial liabilities at fair value through profit or loss	10,344,311	10,720,231
Derivative financial liabilities	6,804,555	11,783,494
Deposits	448,711,993	435,687,897
Borrowings	68,790,018	68,077,012
Debentures	77,185,525	76,171,257
Insurance contract liabilities	59,014,074	55,863,701
Reinsurance contract liabilities	72,495	56,266
Provisions	862,025	927,632
Net defined benefit liabilities	89,425	100,187
Current income tax liabilities	748,196	530,720
Deferred income tax liabilities	1,592,468	1,682,292
Other liabilities	60,477,024	36,429,662

Total liabilities	734,692,109	698,030,351

Equity attributable to shareholders of the parent company	59,582,290	57,888,952
Share capital	2,090,558	2,090,558
Hybrid securities	4,793,384	5,082,578
Capital surplus	16,623,244	16,646,734
Accumulated other comprehensive income	(450,598)	496,922
Retained earnings	37,992,091	34,808,220
Treasury shares	(1,466,389)	(1,236,060)
Non-controlling interests	1,788,803	1,926,229
Total equity	61,371,093	59,815,181
Total liabilities and equity	796,063,202	757,845,532

Number of companies included as consolidated entities	364	347

3.1.2.	Consolidated Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)

	Third Quarter of 2025		Third Quarter of 2024
	Third Quarter	Cumulative	Third Quarter	Cumulative
Net interest income	3,336,182	9,704,873	3,187,545	9,583,783
Interest income	7,194,969	21,934,543	7,637,675	22,862,563
Interest income from financial instruments at fair value through other comprehensive income and amortized cost	6,826,223	20,831,343	7,267,464	21,740,172
Interest income from financial instruments at fair value through profit or loss	359,875	1,075,082	362,483	1,099,071
Insurance finance interest income	8,871	28,118	7,728	23,320
Interest expense	(3,858,787)	(12,229,670)	(4,450,130)	(13,278,780)
Interest expense	(3,485,314)	(11,100,843)	(4,082,095)	(12,161,452)
Insurance finance interest expense	(373,473)	(1,128,827)	(368,035)	(1,117,328)
Net fee and commission income	986,397	2,952,381	942,704	2,852,432
Fee and commission income	1,418,823	4,196,022	1,342,678	4,069,582
Fee and commission expense	(432,426)	(1,243,641)	(399,974)	(1,217,150)
Net insurance income	323,193	1,173,082	359,222	1,394,290
Insurance income	3,143,341	9,287,755	2,913,077	8,490,605
Insurance income	2,941,450	8,676,712	2,783,901	8,222,722
Reinsurance income	201,891	611,043	129,176	267,883
Insurance expense	(2,820,148)	(8,114,673)	(2,553,855)	(7,096,315)
Insurance service expense	(2,608,011)	(7,468,912)	(2,334,278)	(6,438,146)
Reinsurance expense	(212,137)	(645,761)	(219,577)	(658,169)
Net gains on financial assets/liabilities at fair value through profit or loss	450,612	2,562,975	902,023	1,472,733
Other insurance finance income (expenses)	(279,426)	(692,717)	16,471	(353,183)
Net other operating expenses	(465,013)	(2,256,681)	(893,719)	(1,584,287)
General and administrative expenses	(1,652,463)	(5,007,724)	(1,650,799)	(4,872,926)
Operating income before provision for credit losses	2,699,482	8,436,189	2,863,447	8,492,842
Provision for credit losses	(364,492)	(1,675,200)	(498,055)	(1,479,143)
Net operating income	2,334,990	6,760,989	2,365,392	7,013,699
Net non-operating income (expenses)	(73,557)	150,191	(73,400)	(954,381)
Share of profit of associates and joint ventures	5,413	15,674	2,770	657
Net other non-operating income (expenses)	(78,970)	134,517	(76,170)	(955,038)
Profit before income tax expense	2,261,433	6,911,180	2,291,992	6,059,318
Income tax expense	(606,205)	(1,809,250)	(690,181)	(1,690,540)
Profit for the period	1,655,228	5,101,930	1,601,811	4,368,778
Other comprehensive income (loss) for the period, net of tax	(167,686)	(951,991)	(176,813)	(1,626,188)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	20,773	19,983	5,330	17,081
Gains (losses) on equity securities at fair value through other comprehensive income	(93,758)	119,525	19,540	(223,395)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk	1,391	(9,316)	2,565	(8,318)
Items that may be reclassified subsequently to profit or loss:
Currency translation differences	163,891	(187,662)	(138,222)	144,192
Gains (losses) on debt securities at fair value through other comprehensive income	(432,281)	(89,532)	1,378,954	1,281,217
Share of other comprehensive income of associates and joint ventures	5,865	3,537	362	276
Gains (losses) on cash flow hedging instruments	(33,499)	(63,774)	36,602	5,420
Gains (losses) on hedging instruments of net investments in foreign operations	(54,036)	72,958	74,053	(17,166)
Insurance finance income (expenses)	253,968	(817,710)	(1,555,997)	(2,825,495)
Total comprehensive income for the period	1,487,542	4,149,939	1,424,998	2,742,590
Profit attributable to:
Shareholders of the parent company	1,686,040	5,121,733	1,619,718	4,394,149
Non-controlling interests	(30,812)	(19,803)	(17,907)	(25,371)
Total comprehensive income for the period attributable to:
Shareholders of the parent company	1,513,307	4,170,650	1,435,465	2,748,298
Non-controlling interests	(25,765)	(20,711)	(10,467)	(5,708)
Earnings per share
Basic earnings per share (Won)	4,498	13,531	4,144	11,165
Diluted earnings per share (Won)	4,458	13,403	4,105	11,031

3.2.	Separate Financial Information

3.2.1.	Separate Statements of Financial Position

		(Unit: in millions of Won)
	As of September 30, 2025	As of December 31, 2024
Cash and due from financial institutions	633,461	398,391
Financial assets at fair value through profit or loss	1,359,345	1,243,471
Loans measured at amortized cost	568,581	359,054
Investments in subsidiaries	26,867,817	26,867,817
Property and equipment	2,870	2,800
Intangible assets	13,027	14,497
Net defined benefit assets	1,773	2,902
Deferred income tax assets	3,586	5,257
Other assets	1,274,389	912,634

Total assets	30,724,849	29,806,823

Borrowings	250,000	965,000
Debentures	4,370,039	2,962,032
Current income tax liabilities	691,965	502,705
Other liabilities	619,142	388,528

Total liabilities	5,931,146	4,818,265

Share capital	2,090,558	2,090,558
Hybrid securities	4,793,174	5,082,359
Capital surplus	14,741,159	14,754,475
Accumulated other comprehensive loss	(8,184)	(8,316)
Retained earnings	4,643,385	4,305,542
Treasury Shares	(1,466,389)	(1,236,060)

Total equity	24,793,703	24,988,558

Total liabilities and equity	30,724,849	29,806,823

3.2.2. Separate Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)

	Third Quarter of 2025		Third Quarter of 2024
	Third Quarter	Cumulative	Third Quarter	Cumulative
Net interest expense	(20,123)	(62,952)	(15,342)	(41,379)
Interest income	8,220	24,296	10,045	32,408
Interest income from financial instruments at amortized cost	7,483	21,701	9,331	30,291
Interest income from financial instruments at fair value through profit or loss	737	2,595	714	2,117
Interest expense	(28,343)	(87,248)	(25,387)	(73,787)
Net fee and commission expense	(1,476)	(4,819)	(1,193)	(4,759)
Fee and commission income	483	1,473	387	1,381
Fee and commission expense	(1,959)	(6,292)	(1,580)	(6,140)
Net gains (losses) on financial assets at fair value through profit or loss	18,240	66,152	26,821	70,155
Net other operating income	—	2,355,586	—	2,243,250
General and administrative expenses	(23,127)	(73,460)	(21,845)	(69,875)
Operating profit before provision for credit losses	(26,486)	2,280,507	(11,559)	2,197,392
Provision for credit losses	32	26	470	125
Operating profit (loss)	(26,454)	2,280,533	(11,089)	2,197,517
Net non-operating income (expense)	308	201	281	202
Profit (loss) before income tax	(26,146)	2,280,734	(10,808)	2,197,719
Income tax income (expense)	(191)	(6,772)	278	1,810
Profit (loss) for the year	(26,337)	2,273,962	(10,530)	2,199,529
Other comprehensive income (loss) for the year, net of tax	107	132	27	63
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	107	132	27	63
Total comprehensive income for the year	(26,230)	2,274,094	(10,503)	2,199,592
Earnings per share
Basic earnings per share (Won)	(213)	5,774	(159)	5,392
Diluted earnings per share (Won)	(211)	5,719	(157)	5,327

3.3.	Other Selected Financial Data

3.3.1.	Won-denominated Liquidity Ratio

	(Unit: in millions of Won, except percentages)
	As of September 30, 2025	As of December 31, 2024	As of December 31, 2023
Current assets in Won (A)	975,887	592,591	656,555
Current liabilities in Won (B)	437,320	383,862	255,693
Liquidity ratio (A/B)	223.15%	154.38%	256.77%

Notes:	(1) Based on K-IFRS (on a separate basis).
(2)	Calculated based on Won-denominated assets and liabilities due within one month.

3.3.2.	Profitability Ratios

			(Unit: %)
	For the nine months ended September 30, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Net income as a percentage of average total assets (ROA)	0.88	0.68	0.64
Net income as a percentage of average shareholders’ equity (ROE)	11.67	8.87	8.32

Note:	Based on K-IFRS (on a consolidated basis).

3.3.3.	20 Largest Exposures of Kookmin Bank by Borrower (As of September 30, 2025)

(Unit: in billions of Won)
Company	Credit Extended
KB Kookmin Card Co., Ltd	1,383
Samsung Electronics Co., Ltd.	1,374
HD Hyundai Heavy Industries Co., Ltd.	1,340
Samsung Heavy Industries Co., Ltd.	1,298
Samsung SDI Co., Ltd.	1,265
NH-Amundi Asset Management	1,089
Hanwha Solutions Corporation	1,053
Construction Guarantee	1,024
E-MART Inc.	1,020
Strada Holdco L.P.	903
Samsung Card Co., Ltd.	874
LG Energy Solution, Ltd.	866
SK Innovation Co., Ltd.	839
SK hynix Inc	831
LS MnM Inc.	815
SK on Co., Ltd.	814
Shinhan Card Co., Ltd.	788
HARIM Industrial CO., LTD.	786
HANWHA CORPORATION	776
HDC HYUNDAI DEVELOPMENT COMPANY	737

Total	19,877

3.3.4.	10 Largest Exposures of Kookmin Bank by Chaebol Group (As of September 30, 2025)

(Unit: in billions of Won)
Group	Credit Extended
Samsung	6,785
SK	5,565
Hanwha	4,595
Hyundai Motor	3,677
Lotte	3,371
LG	2,650
GS	1,481
Shinsegae	1,481
POSCO	1,413
Hanjin	557

Total	31,575

3.3.5.	Kookmin Bank’s Loan Concentration by Industry (As of September 30, 2025)

	(Unit: in billions of Won, except percentages)
Industry	Total Credit	Percentage of Total Credit
Manufacturing	61,952	26.9
Construction	4,882	2.1
Real estate activities	60,422	26.2
Wholesale and retail trade	31,722	13.8
Accommodation and food service activities	11,895	5.2
Financial activities	9,998	4.3
Others	49,539	21.5

Total	230,411	100.0

3.3.6.	Top 20 Non-Performing Loans of Kookmin Bank (As of September 30, 2025)

		(Unit: in billions of Won)
Borrower	Industry	Total Credit	Allowance for Loan Losses
Borrower A	Real estate activities	198	120
Borrower B	Construction	37	36
Borrower C	Real estate activities	35	9
Borrower D	Wholesale and retail trade	17	15
Borrower E	Information and communications	17	3
Borrower F	Manufacturing	16	5
Borrower G	Real estate activities	15	3
Borrower H	Real estate activities	15	1
Borrower I	Real estate activities	11	2
Borrower J	Manufacturing	10	6
Borrower K	Construction	10	10
Borrower L	Manufacturing	9	9
Borrower M	Professional, scientific and technical activities	9	9
Borrower N	Real estate activities	9	0
Borrower O	Manufacturing	8	2
Borrower P	Construction	8	0
Borrower Q	Construction	7	3
Borrower R	Information and communications	7	1
Borrower S	Wholesale and retail trade	7	3
Borrower T	Wholesale and retail trade	7	7

—	—	451	244

3.4.	Other Financial Information

See Exhibits 99.1 and 99.2 attached hereto for our consolidated and separate financial statements and relevant notes, which have been prepared in accordance with K-IFRS and reviewed by our independent auditors as stated in their review reports included therein. The review reports will also be available on our website at www.kbfg.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

				(Unit: in millions of Won)
	Auditor	Activity	Agreed Per Contract		Actual
Period			Compensation	Estimated Hours	Compensation	Accrued Hours
January 1 to September 30, 2025	Samil PricewaterhouseCoopers	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,333	11,600	1,069	4,308
January 1 to December 31, 2024	Samil PricewaterhouseCoopers	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,296	10,970	1,296	10,136
January 1 to December 31, 2023	Samil PricewaterhouseCoopers	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,264	11,675	1,264	11,309

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

				(Unit: in millions of Won)
Period	Auditor	Activity	Service Period	Compensation
January 1 to September 30, 2025	Samil Pricewaterhouse Coopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2025 to April 30, 2026	827
January 1 to December 31, 2024	Samil Pricewaterhouse Coopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2024 to April 30, 2025	804
January 1 to December 31, 2023	Samil Pricewaterhouse Coopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2023 to April 30, 2024	784

4.3.	Change in Auditor

Pursuant to the Act on External Audit of Stock Companies and the related regulations thereunder, the Securities and Futures Commission under the Financial Services Commission had designated KPMG Samjong Accounting Corp. as the external auditor for the Company for the fiscal years ended December 31, 2020, 2021 and 2022. Following the end of KPMG Samjong Accounting Corp.’s designated period as the Company’s external auditor, the Company selected Samil PricewaterhouseCoopers to be its new external auditor for the fiscal years ending December 31, 2023, 2024 and 2025, in accordance with the criteria and processes set forth by relevant laws and regulations. Accordingly, the external auditor for the Company and its subsidiaries for the fiscal year ending December 31, 2025 continues to be Samil PricewaterhouseCoopers.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

[Not required to be disclosed in quarterly reports]

5.2.	Audit Committee

[Not required to be disclosed in quarterly reports]

5.3.	Compensation to Directors

[Not required to be disclosed in quarterly reports]

5.4.	Top 5 Highest-Paid Individuals

[Not required to be disclosed in quarterly reports]

5.5.	Stock-based Compensation

[Not required to be disclosed in quarterly reports]

5.6.	Affiliated Companies

[Not required to be disclosed in quarterly reports]

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of September 30, 2025, we had one executive director. The name, position and the end of the term of our executive director and the number of shares of our common stock he owned as of September 30, 2025 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Jong Hee Yang	June 1961	Chairman & Chief Executive Officer	5,914	November 20, 2026

6.2.	Non-standing Directors

As of September 30, 2025, we had one non-standing director. The name, position and the end of the term of our non-standing director and the number of shares of our common stock he owned as of September 30, 2025 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term(1)
Hwan Ju Lee	October 1964	Non-standing Director	4,131	March 25, 2027

Note:	(1) The date designated as Mr. Hwan Ju Lee’s end of term is the date of the annual general meeting of shareholders for fiscal year 2026, which is expected be held in March 2027.

6.3.	Non-executive Directors

As of September 30, 2025, we had seven non-executive directors. The name, position and the end of the term of our non-executive directors and the number of shares of our common stock they respectively owned as of September 30, 2025 were as follows.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Whajoon Cho	February 1957	Non-executive Director	—	March 25, 2026
Jungsung Yeo	April 1960	Non-executive Director	—	March 25, 2026
Jaehong Choi	August 1962	Non-executive Director	—	March 25, 2026
Eun Young Chah	October 1962	Non-executive Director	—	March 25, 2027
Myong-Hwal Lee	May 1964	Non-executive Director	—	March 21, 2026
Sung—Yong Kim	March 1966	Non-executive Director	—	March 25, 2026
Sun Yeop Kim	November 1969	Non-executive Director	—	March 25, 2027

6.4.	Senior Management

Members of our senior management as of September 30, 2025 are as follows.

Name	Date of Birth	Position	Common Shares Owned(1)	End of Term
Jae Keun Lee	May 1966	Senior Executive Vice President and Chief Business Officer of Global	2,119	December 31, 2025
Chang Kwon Lee	November 1965	Senior Executive Vice President and Chief Digital Officer and Chief IT Officer	3,010	December 31, 2025
Dae Hwan Lim	November 1965	Executive Vice President and Chief Compliance Officer	2,350	December 31, 2025
Young June Park	November 1969	Senior Managing Director and Chief Strategy Officer	845	December 31, 2025
Bong Joong Kwon	November 1969	Senior Managing Director and Head of the IR Division	3,363	December 31, 2025
Hong Sun Yum	February 1971	Senior Managing Director and Chief Risk Management Officer	1,144	December 31, 2026
Hyo Ik Park	January 1970	Senior Managing Director and Chief Business Officer of Insurance	1,450	December 31, 2025
Shin Dong Jeung	January 1966	Senior Managing Director and Head of KB Research	1,056	December 31, 2025
Dae Hyun Cha	January 1966	Senior Managing Director and Chief Officer of Audit Department	2,295	December 31, 2025
Young Gi Seo	August 1965	Senior Managing Director and Vice Head of KB Research	—	December 31, 2026
Keoung Nam Kim	August 1967	Managing Director and Head of the ESG Division	2,599	December 31, 2025
Sang Rok Na	August 1972	Managing Director and Chief Financial Officer	1,373	December 31, 2025
Hyo Sung Jeon	March 1971	Managing Director and Chief Human Resources Officer	2,075	December 31, 2025
Jin Young Park	September 1972	Chief Public Relation Officer	2,625	December 31, 2025
Young Sei Park	January 1968	Chief Consumer Protection Officer	2,087	December 31, 2025
Young Suh Cho	February 1971	Head of the AI-Digital Division	2,000	December 31, 2025
Sang Won Oh	December 1967	Head of the IT Division	1,272	December 31, 2025
Byoung Jip Kim	April 1980	Head of the Financial AI Center 1	—	December 31, 2025
Kyeong Jong Lee	February 1978	Head of the Financial AI Center 2	—	December 31, 2025
Hyun Jung Lee	March 1977	Head of the Customer Experience Design Center	439	December 31, 2025
Byoung Ha Choi	September 1972	Head of the Group Architecture Center	690	December 31, 2025
Joo Hyun Kim	November 1970	Head of the Group Cloud Center	374	December 31, 2025
Myoung Hwa Park	December 1969	Head of the Planning & Coordination Department	1,195	December 31, 2025

Note:

(1)   The numbers of common shares owned are as of September 30, 2025 and includes those owned in the holder’s name under the employee stock ownership association’s account, and may differ from the number of shares owned as reported pursuant to Article 173 of the Financial Investment Services and Capital Markets Act.

As of September, 2025, the following management also served as senior management at our subsidiaries.

Name	Subsidiary	Position	Appointment Date
Hwan Ju Lee	Kookmin Bank	Chief Executive Officer	January 2025
Keoung Nam Kim	Kookmin Bank	Managing Director, ESG Division	July 2025
Jin Young Park	Kookmin Bank	Managing Director, Brand & PR Group	January 2024
Young Sei Park	Kookmin Bank	Senior Executive Vice President, Consumer Protection Group	January 2024
Young Suh Cho	Kookmin Bank	Senior Executive Vice President, AI/Data Innovation Division	January 2025
Sang Won Oh	Kookmin Bank	Senior Executive Vice President, Tech Development Group	January 2024
Byoung Jip Kim	Kookmin Bank	Managing Director, Head of the Financial AI Center 1	January 2025
Kyeong Jong Lee	Kookmin Bank	Managing Director, Head of the Financial AI Center 2	January 2025
Hyun Jung Lee	Kookmin Bank	Head of the Customer Experience Design Center	January 2025
Byoung Ha Choi	Kookmin Bank	Head of the Tech Development Division	January 2025
Joo Hyun Kim	Kookmin Bank	Head of the Cloud Platform Department	February 2022
Myoung Hwa Park	Kookmin Bank	Head of the Planning & Coordination Department	January 2025
Young June Park	KB Securities	Non-standing Director	February 2025
Sang Rock Na	KB Insurance	Non-standing Director	February 2025
Hyo Sung Jeon	KB Kookmin Card	Non-standing Director	March 2025
Bong Joong Kwon	KB Life Insurance	Non-standing Director	March 2025
Hyo Ik Park	KB Asset Management	Non-standing Director	March 2025

6.5.	Employees

[Not required to be disclosed in quarterly reports]

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

[Not required to be disclosed in quarterly reports]

7.2.	Changes in the Largest Shareholder

				(Unit: shares, %)

Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Number of Shares Owned	Number of Shares of Common Stock(1)		Percentage of Total Issued Shares(2)
Korean National Pension Service	December 31, 2019	41,468,003		9.97
Korean National Pension Service	February 1, 2020	41,462,588	(3)	9.97
Korean National Pension Service	October 12, 2020	41,402,150		9.96
Korean National Pension Service	December 31, 2020	41,287,280		9.93
Korean National Pension Service	June 30, 2021	40,626,942		9.77
Korean National Pension Service	December 31, 2021	37,626,516		9.05
Korean National Pension Service	January 27, 2022	37,188,199	(4)	8.94
Korean National Pension Service	March 31, 2022	36,008,504		8.73
Korean National Pension Service	June 30, 2022	33,830,623		8.20
Korean National Pension Service	September 30, 2022	32,594,691		7.97
Korean National Pension Service	October 12, 2022	32,457,827	(5)	7.94
Korean National Pension Service	December 31, 2022	32,499,151		7.95
Korean National Pension Service	March 31, 2023	33,572,593		8.21
Korean National Pension Service	June 30, 2023	33,183,590		8.22
Korean National Pension Service	September 30, 2023	35,321,767		8.75
Korean National Pension Service	October 6, 2023	35,273,578		8.74
Korean National Pension Service	December 31, 2023	33,473,917		8.30
Korean National Pension Service	February 29, 2024	33,704,092		8.35
Korean National Pension Service	March 31, 2024	33,200,471		8.23
Korean National Pension Service	June 30, 2024	33,326,122		8.26
Korean National Pension Service	September 30, 2024	32,308,082		8.21
Korean National Pension Service	December 31, 2024	33,095,691		8.41
Korean National Pension Service	March 31, 2025	32,919,773	(6)	8.37
Korean National Pension Service	June 30, 2025	33,064,648	(7)	8.40
Korean National Pension Service	September 30, 2025	31,601,545		8.28

Notes:	(1) Based on our shareholder registry as of the end of each applicable year unless specified otherwise.
(2)	Total number of shares of common stock issued as of the following dates:
From October 19, 2016 to December 12, 2019: 418,111,537
From December 12, 2019 to February 14, 2022: 415,807,920
From February 14, 2022 to August 1, 2022: 412,352,494
From August 1, 2022 to April 4, 2023: 408,897,068
From April 4, 2023 to August 14, 2024: 403,511,072
From August 14, 2024 to May 15, 2025: 393,528,423
After May 15, 2025: 381,462,103
(3)	Based on disclosure made by the Korean National Pension Service in a statement of acquisition filing on February 7, 2020.
(4)	Based on disclosure made by the Korean National Pension Service in a statement of disposal filing on February 4, 2022.
(5)	Based on disclosure made by the Korean National Pension Service in a statement of disposal filing on November 2, 2022.
(6)	Based on the shareholder registry as of February 28, 2025.
(7)	Based on the shareholder registry as of May 12, 2025.

7.3.	Employee Stock Ownership Association

[Not required to be disclosed in quarterly reports]

7.4.	Investments in Affiliated Companies

[Not required to be disclosed in quarterly reports]

7.5.	Related Party Transactions

7.5.1.	Purchase of capital securities issued by KB Securities Co., Ltd.

							(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Securities Co., Ltd.	Subsidiary	No. 1 Private Placement of Capital Securities in Won	200	March 31, 2022	4.300%	March 31, 2052 (may be extended)	Working capital

							(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Securities Co., Ltd.	Subsidiary	No. 3 Private Placement of Capital Securities in Won	230	September 30, 2022	5.500%	September 30, 2052 (may be extended)	Working capital

							(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Securities Co., Ltd.	Subsidiary	No. 4 Private Placement of Capital Securities in Won	100	May 8, 2023	5.350%	May 8, 2053 (may be extended)	Working capital

7.5.2.	Purchase of capital securities issued by KB Capital Co., Ltd.

								(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 299 Private Placement of Capital Securities in Won	50	March 27, 2015	7.840	%(1)	March 27, 2045 (may be extended)	Working capital

Note: (1)	The interest rate has increased from its initial rate due to the non-exercise of the call option.

								(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd..	Subsidiary	No. 320 Private Placement of Capital Securities in Won	50	September 24, 2015	7.412	%(1)	September 24, 2045 (may be extended)	Working capital

Note: (1)	The interest rate has increased from its initial rate due to the non-exercise of the call option.

								(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 343 Private Placement of Capital Securities in Won	50	March 29, 2016	6.305	%(1)	March 29, 2046 (may be extended)	Working capital

Note: (1)	The interest rate has increased from its initial rate due to the non-exercise of the call option.

								(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 352 Private Placement of Capital Securities in Won	50	June 28, 2016	6.466	%(1)	June 28, 2046 (may be extended)	Working capital

Note: (1)	The interest rate has increased from its initial rate due to the non-exercise of the call option.

								(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 367 Private Placement of Capital Securities in Won	50	November 28, 2016	6.952	%(1)	November 28, 2046 (may be extended)	Working capital

Note: (1)	The interest rate has increased from its initial rate due to the non-exercise of the call option.

								(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 378 Private Placement of Capital Securities in Won	50	April 27, 2017	7.664	%(1)	April 27, 2047 (may be extended)	Working capital

Note: (1)	The interest rate has increased from its initial rate due to the non-exercise of the call option.

							(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 460 Private Placement of Capital Securities in Won	100	September 25, 2020	6.822%	September 25, 2050 (may be extended)	Working capital

							(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 486 Private Placement of Capital Securities in Won	100	February 17, 2022	4.495%	February 17, 2052 (may be extended)	Working capital

7.5.3.	Purchase of capital securities issued by KB Real Estate Trust Co., Ltd.

							(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Real Estate Trust Co., Ltd.	Subsidiary	No. 1 Private Placement of Capital Securities in Won	150	June 27, 2024	7.800%	June 27, 2054 (may be extended)	Working capital

7.5.4.	Purchase of subordinated bonds issued by KB Savings Bank Co., Ltd.

						(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Savings Bank Co., Ltd.	Subsidiary	No. 1 Subordinated Bonds in Won	70	June 25, 2021	1.600%	June 25, 2031	Working capital

7.5.5.	Prepayments and Loans to Subsidiaries

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	40	40	July 13, 2018	3.166%	July 10, 2026

Note: (1)	Unsecured credit loans

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	March 8, 2019	3.165%	March 6, 2026

Note: (1)	Unsecured credit loans

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	March 9, 2020	3.165%	March 6, 2026

Note: (1)	Unsecured credit loans

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	July 13, 2020	3.166%	July 10, 2026

Note: (1)	Unsecured credit loans

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	December 20, 2021	2.858%	December 19, 2025

Note: (1)	Unsecured credit loans

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	60	60	July 13, 2022	3.166%	July 10, 2026

Note: (1)	Unsecured credit loans

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	50	50	July 13, 2023	3.166%	July 10, 2026

Note: (1)	Unsecured credit loans

8.	Internal Controls

[Not required to be disclosed in quarterly reports]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: November 14, 2025	By:	/s/ Sang Rok Na
(Signature)
	Name:	Sang Rok Na
	Title:	Managing Director and Chief Financial Officer